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SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D. C. 20549

FORM 10-SB
General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

PETRAMERICA OIL, INC.
(Exact name of registrant as specified in its charter)

Colorado	84-1039067
(State of Incorporation)	(I.R.S. Employer I.D. No.)

2560 W. Main Street, Suite 200
Littleton, CO 80120
(Address of principal executive offices, including zip code)

(303) 794-9450
(Registrant's telephone number, including area code)

Copies to:
Gary A. Agron, Esq.
5445 D.T.C. Parkway, Suite 520
Englewood, CO 80111
(303) 770-7254

Securities to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:

No Par Value Common Stock
(Title of Class)

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

  (a)
  Business Development.

        Petramerica Oil, Inc. was organized under the laws of the State of Colorado on September 22, 1986 for the purpose of pursuing oil and gas activities in the Rocky Mountain region of the United States. Since inception, Petramerica has been primarily involved in raising capital and has not conducted any significant operations. Petramerica intends to evaluate, structure and complete a merger with, or acquisition of, one or a small number of private companies, partnerships or sole proprietorships. Petramerica may seek to acquire a controlling interest in one or more private companies in contemplation of later completing an acquisition. Petramerica has had no material operations in the past three years.

        Petramerica believes that there is a demand by non-public corporations for shell corporations that have a public distribution of securities, such as Petramerica. Petramerica believes that demand for shell corporations has increased dramatically since the Securities and Exchange Commission, or the SEC, imposed additional requirements upon "blank check" companies pursuant to Reg. 419 of the Securities Act of 1933, as amended. According to the SEC, Rule 419 was designed to strengthen regulation of securities offerings by blank check companies, which Congress has found to have been a common vehicle for fraud and manipulation in the penny stock market. See Securities Act Releases No. 6891 (April 17, 1991), 48 SEC Docket 1131 and No. 6932 (April 13, 1992) 51 Docket 0382, SEC Docket 0382. The foregoing regulation has substantially decreased the number of "blank check" offerings filed with the SEC, and as a result has stimulated an increased demand for shell corporations. While Petramerica has made the foregoing assumption, there is no assurance that the same is accurate or correct and, accordingly, no assurance that Petramerica will merge with or acquire an existing private entity.

        Petramerica's common stock is listed for trading on the Pink Sheets under the symbol PAOI. As of the date hereof, there is no bid or offer posted and the common stock has not traded in the last two years.

  (b)
  General.

        Petramerica proposes to seek, investigate and, if warranted, acquire an interest in one or more business opportunity ventures. As of the date hereof, Petramerica has no business opportunities or ventures under contemplation for acquisition or merger but proposes to investigate potential opportunities with investors or entrepreneurs with a concept which has not yet been placed in operation, or with firms which are developing companies. Petramerica may seek established businesses which may be experiencing financial or operational difficulties and are in need of the limited additional capital Petramerica could provide. After Petramerica has conducted a merger or acquisition, the surviving entity will be Petramerica, however, management from the acquired entity will in all likelihood be retained to operate Petramerica. Due to the absence of capital available for investment by Petramerica, the types of business seeking to be acquired by Petramerica will invariably be small and high risk types of businesses. In all likelihood, a business opportunity will involve the acquisition of or merger with a corporation which does not need additional cash but which desires to establish a public trading market for its common stock.

        Petramerica does not propose to restrict its search for investment opportunities to any particular industry or geographical location and may, therefore, engage in essentially any business, anywhere, to the extent of its limited resources.

        It is anticipated that business opportunities will be available to Petramerica and sought by Petramerica from various sources throughout the United States, including its officers and directors,

professional advisors such as attorneys and accountants, securities broker dealers, venture capitalists, members of the financial community, other businesses and others who may present solicited and unsolicited proposals. Management believes that business opportunities and ventures will become available to it due to a number factors, including, among others: (1) management's willingness to enter into unproven, speculative ventures; (2) management's contacts and acquaintances; and (3) Petramerica's flexibility with respect to the manner in which it may structure potential financing, mergers or acquisitions. However, there is no assurance that Petramerica will be able to structure, finance, merge with or acquire any business opportunity or venture.

  (c)
  Operation of Petramerica.

        Petramerica intends to search throughout the United States for a merger or acquisition candidate, however, because of its lack of capital, Petramerica believes that the merger or acquisition candidate will be conducting business within a limited geographical area. Petramerica intends to maintain its corporate headquarters and principal place of business at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120. All corporate records will be maintained at said office, and it is anticipated that all shareholders' meetings will take place in Colorado. In the event that a merger or acquisition of Petramerica takes place, no assurance can be given that the corporate records or headquarters will continue to be maintained at Littleton, Colorado, or that shareholders' meetings will be held in Colorado.

        Petramerica's executive officers will seek acquisition/merger candidates or orally contact individuals or broker dealers and advise them of the availability of Petramerica as an acquisition candidate. Petramerica's executive officers will review material furnished to them by the proposed merger or acquisition candidates and will ultimately decide if a merger or acquisition is in the best interests of Petramerica and its shareholders.

        Petramerica may employ outside consultants until a merger or acquisition candidate has been targeted by Petramerica, however, management believes that it is impossible to consider the criteria that will be used to hire such consultants. While Petramerica may hire independent consultants, it has not considered any criteria regarding their experience, the services to be provided, or the term of service. As of the date hereof, Petramerica has not had any discussions with any consultants and there are no agreements or understandings with any consultants. Other than as disclosed herein, there are no other plans for accomplishing the business purpose of Petramerica.

  (d)
  Selection of Opportunities.

        The analysis of new business opportunities will be undertaken by or under the supervision of Petramerica's executive officers and directors who are not professional business analysts and have had little previous training or experience in business analysis. Inasmuch as Petramerica will have no funds available to it in its search for business opportunities and ventures, Petramerica will not be able to expend significant funds on a complete and exhaustive investigation of such business or opportunity. Petramerica will, however, investigate, to the extent believed reasonable by its management, such potential business opportunities or ventures.

        As part of Petramerica's investigation, representatives of Petramerica will meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect plants and facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures, to the extent of Petramerica's limited financial resources and management and technical expertise.

        Prior to making a decision to recommend to shareholders participation in a business opportunity or venture, Petramerica will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history, management resumes, financial information, available projections with related assumptions upon which they are based, evidence of existing patents, trademarks or service marks or rights thereto, current and proposed forms of compensation to management, a description of transactions between the prospective entity and its affiliates during relevant periods, a description of current and required facilities, an analysis of risks and competitive conditions, and other information deemed relevant.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and costs for accountants, attorneys and others. Petramerica's executive officers anticipate funding Petramerica's operations, including providing funds necessary to search for acquisition candidates, until an acquisition candidate is found, without regard to the amount involved. Accordingly, no alternative cash resources have been explored.

        Petramerica will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, Petramerica will consider the following kinds of factors:

  •
  Potential for growth, indicated by new technology, anticipated market expansion or new products;

  •
  Competitive position as compared to other firms engaged in similar activities;

  •
  Strength of management;

  •
  Capital requirements and anticipated availability of required funds from future operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources; and

  •
  Other relevant factors.

        Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that due to Petramerica's limited capital available for investigation and management's limited experience in business analysis, Petramerica may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

        Petramerica is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. Petramerica does not plan to raise any capital at the present time, by private placements, public offerings, pursuant to Regulation S promulgated under the Securities Act, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the identification of an acquisition or merger candidate.

  (e)
  Form of Merger or Acquisition.

        The manner in which Petramerica participates in an opportunity will depend upon the nature of the opportunity, the respective needs and desires of Petramerica and the merger or acquisition candidate, and the relative negotiating strength of Petramerica and such merger or acquisition candidate. The exact form or structure of Petramerica's participation in a business opportunity or venture will be dependent upon the needs of the particular situation. Petramerica's participation may be structured as an asset purchase, a lease, a license, a joint venture, a partnership, a merger, or an acquisition of securities.

        As set forth above, Petramerica may acquire its participation in a business opportunity through the issuance of common stock or other securities in Petramerica. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under

Section 368(a)(1) of the Internal Revenue Code of 1954, as amended, may depend upon the issuance to the shareholders of the acquired company of at least 80% of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, all prior shareholders may, in such circumstances, retain 20% or less of the total issued and outstanding common stock. If such a transaction were available to Petramerica, it will be necessary to obtain shareholder approval to effectuate a reverse stock split or to authorize additional shares of common stock prior to completing such acquisition. This could result in substantial additional dilution to the equity of those who were shareholders of Petramerica prior to such reorganization. Further, extreme caution should be exercised by any investor relying upon any tax benefits in light of the proposed new tax laws. It is possible that no tax benefits will exist at all. Prospective investors should consult their own legal, financial and other business advisors.

        The present management and shareholders of Petramerica will in all likelihood not have control of a majority of the voting shares of Petramerica following a reorganization transaction. In fact, it is probable that the shareholders of the acquired entity will gain control of Petramerica. The terms of sale of the shares presently held by management of Petramerica may not be afforded to other shareholders of Petramerica. As part of any transaction, Petramerica's directors may resign and new directors may be appointed without any vote by the shareholders.

        Petramerica has an unwritten policy that it will not acquire or merge with a business or company in which Petramerica's management or their affiliates or associates directly or indirectly have an ownership interest. Management is not aware of any circumstances under which the foregoing policy will be changed and management, through their own initiative, will not change said policy.

        Upon effectiveness of this Form 10-SB and pursuant to regulations promulgated under the Securities Exchange Act of 1934, as amended, Petramerica will be required to obtain and file with the SEC audited financial statements of an acquisition candidate not later than 60 days from the date the Form 8-K is due at the SEC disclosing the merger or acquisition.

  (f)
  Rights of Dissenting Shareholders.

        Under the Colorado Corporation Code, a business combination typically requires the approval of two-thirds of the outstanding shares of both participating companies. Petramerica's Articles of Incorporation reduce the voting requirement to a majority of Petramerica's outstanding common stock. Shareholders who vote against any business combination in certain instances may be entitled to dissent and to obtain payment for their shares pursuant to Sections 7-4-123 and 7-4-124 of the Colorado Corporation Code. The requirement of approval of Petramerica's shareholders in any business combination is limited to those transactions identified as a merger or a consolidation. A business combination identified as a share exchange under which Petramerica would be the survivor does not require the approval of Petramerica's shareholders, nor does it entitle shareholders to dissent and obtain payment for their shares. Accordingly, unless the acquisition is a statutory merger, requiring shareholder approval, Petramerica will not provide shareholders with a disclosure document containing audited or unaudited financial statements, prior to such acquisition.

        Prior to any business combination for which shareholder approval is required, Petramerica intends to provide its shareholders complete disclosure documentation concerning the business opportunity or target company and its business. Such disclosure will in all likelihood be in the form of a proxy statement which will be distributed to shareholders at least 20 days prior to any shareholder meeting.

        None of Petramerica's officers, directors, promoters, their affiliates or associates have had any preliminary contact or discussions with, and there are no present plans, proposals, arrangements or understandings with, any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction contemplated in this registration statement.

  (g)
  Not an "Investment Adviser."

        Petramerica is not an "investment adviser" under the Federal Investment Advisers Act of 1940, which classification would involve a number of negative considerations. Accordingly, Petramerica will not furnish or distribute advice, counsel, publications, writings, analysis or reports to anyone relating to the purchase or sale of any securities within the language, meaning and intent of Section 2(a)(11) of the Investment Advisers Act (15 U.S.C. 80b2(a)(11)).

  (h)
  Not an "Investment Company."

        Petramerica may become involved in a business opportunity through purchasing or exchanging the securities of such business. Petramerica does not intend, however, to engage primarily in such activities and is not registered as an "investment company" under the Federal Investment Company Act of 1940. Petramerica believes such registration is not required.

        Petramerica must conduct its activities so as to avoid becoming inadvertently classified as a transient "investment company" under the Federal Investment Company Act, which classification would affect Petramerica adversely in a number of respects. Section 3(a) of the Investment Company Act provides the definition of an "investment company" which excludes an entity which does not engage primarily in the business of investing, reinvesting or trading in securities, or which does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than United States government securities or securities of majority-owned subsidiaries",) the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). Petramerica intends to implement its business plan in a manner which will result in the availability of this exemption from the definition of "investment company." Petramerica proposes to engage solely in seeking an interest in one or more business opportunities or ventures.

        Effective January 14, 1981, the SEC adopted Rule 3a-2 which deems that an issuer is not engaged in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1) cited above if, during a period of time not exceeding one year, the issuer has a bona fide intent to be engaged primarily, or as soon as reasonably possible (in any event by the termination of a one year period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities and such intent is evidenced by Petramerica's business activities and appropriate resolution of Petramerica's Board of Directors duly adopted and duly recorded in the minute book of Petramerica. The Rule 3a-2 "safe harbor" may not be relied on more than one single time.

  (i)
  Petramerica's Office.

        Petramerica's office is located at 2560 W. Main Street, Suite 200, Littleton, Colorado 80120, and its telephone number is (303) 794-9450. Petramerica's office is located in the office of Earnest Mathis, Jr., Petramerica's Chief Executive Officer, Chief Financial Officer and a Director. Petramerica's office will remain at Mr. Mathis's office until an acquisition has been concluded. There are no written documents memorializing the foregoing. Petramerica is not responsible for reimbursement for out-of-pocket office expenses, such as telephone, postage or supplies.

        There are no agreements or understandings with respect to the office facility subsequent to the completion of an acquisition. Upon a merger or acquisition, Petramerica intends to relocate its office to that of the acquisition candidate.

  (j)
  Employees.

        Petramerica has no salaried employees and none of its officers, directors or principal stockholders will receive any compensation for any assistance they may provide Petramerica. Management of Petramerica expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities.

The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business opportunity.

  (k)
  Reports to Security Holders.

        As a result of its filing of this Form 10-SB, Petramerica will become subject to reporting obligations under the Exchange Act. These obligations include an annual report under cover of Form 10-KSB, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings. The public may read and copy any materials Petramerica files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information of the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0030. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

RISK FACTORS

        In addition to the other information contained in this Registration Statement, the following risk factors should be considered carefully before investing in Petramerica. This Registration Statement contains forward-looking statements that involve risks and uncertainties. Petramerica's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

        No Operating History.    Petramerica was incorporated in the state of Colorado on September 22, 1986. Petramerica has conducted only organizational business and has no operating history. There can be no assurance that Petramerica's activities will be profitable. As of the date hereof, Petramerica has not entered into any arrangement to participate in any business ventures or purchase any products.

        Assets of the Corporation.    Petramerica has no substantial, material, tangible assets as of the date hereof. Petramerica's present assets are extremely limited. Any business activity that Petramerica eventually undertakes may require substantial capital.

        Speculative Nature of Company's Proposed Operations.    The success of Petramerica's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the companies with which Petramerica may merge or which it acquires. While management intends to seek a merger or acquisition of privately held entities with established operating histories, there can be no assurance that Petramerica will be successful in locating an acquisition candidate meeting such criteria. In the event Petramerica completes a merger or acquisition transaction, of which there can be no assurance, the success of Petramerica's operations will be dependent upon management of the successor firm and numerous other factors beyond Petramerica's control. Petramerica anticipates that it will seek to merge with or acquire an existing business. After the merger has taken place, the surviving entity will be Petramerica, however, management from the acquired entity will in all likelihood operate Petramerica. There is, however, a remote possibility that Petramerica may seek to acquire and operate an ongoing business, in which case the existing management might be retained.

        Securities are Subject to Penny Stock Rules.    Petramerica's shares are "penny stock" and consequently are subject to the SEC's regulations which impose sales practice requirements upon brokers and dealers to make risk disclosures to customers before effecting any transactions therein.

        Dilution in Merger or Acquisition Transaction.    Petramerica's plan of operation is based upon a merger with or acquisition of a private concern, which in all likelihood would result in Petramerica issuing securities to shareholders of any such target concern. The issuance of previously authorized and unissued Common stock of Petramerica would result in substantial dilution to present and prospective shareholders of Petramerica, which may necessarily result in a change in control or management of Petramerica.

        Dependence on Management; Limited Participation of Management.    The success of Petramerica will largely be dependent upon the active participation of Earnest Mathis Jr., Petramerica's Chief Executive Officer, Chief Financial Officer and a Director. Mr. Mathis has limited experience in the business in which Petramerica proposes to engage and, accordingly, Petramerica may be required to obtain independent outside professionals to effectively evaluate and appraise potential use and markets for and to render evaluations relating to potential opportunity, product, investment or business acquisition. Mr. Mathis has other full time employment and will be available to participate in management decisions only on a part time or as needed basis. Mr. Mathis devotes approximately 1% of his time to the business affairs of Petramerica. The amount of time which Mr. Mathis will be able to devote to Company business may be inadequate to properly attend to Petramerica's business. Mr. Mathis will not be compensated prior to a merger or acquisition. Once Petramerica acquires a business opportunity, Mr. Mathis will probably be asked to resign. The time which the officers and directors devote to the business affairs of Petramerica and the skill with which they discharge their responsibilities will substantially impact Petramerica's success.

        Impact of Limited Time Devoted to Petramerica.    Opportunities available to Petramerica for mergers or acquisitions may be lost or delayed as a result of the limited amount of time devoted to Petramerica by management. As a result, an acquisition or merger may never take place.

        No Business Plan.    Petramerica has not identified the business opportunities in which it will attempt to obtain an interest. Petramerica therefore cannot describe the specific risks presented by such business. In general, it may be expected that such business will present such a level of risks that conventional bank financing would not be available on favorable terms. Such business may involve an unproven product, technology or marketing strategy, the ultimate success of which cannot be assured. The acquired business opportunity may be in competition with larger, more established firms over which it will have no competitive advantage. Petramerica's investment in a business opportunity may be expected to be highly illiquid and could result in a total loss to Petramerica if the opportunity is unsuccessful.

        Conflicts of Interest.    Mr. Mathis is associated with other firms or occupations involving a range of business activities. Because of these affiliations and because Mr. Mathis will devote only a minor amount of time to the affairs of Petramerica, there are potential inherent conflicts of interest in his acting as the an officer and director of Petramerica. Mr. Mathis is or may in the future be a director or controlling shareholder of other entities engaged in a variety of businesses which may in the future have various transactions with Petramerica. Additional conflicts of interest and non-arm's length transactions may also arise in the future in the event Mr. Mathis is involved in the management of any firms with which Petramerica transacts business. Management has adopted a policy that Petramerica will not seek a merger with or an acquisition of any entity with which Mr. Mathis serves as an officer, director or partner or in which Mr. Mathis or any of Mr. Mathis' family members own or hold an ownership interest. Business combinations with entities owned or controlled by affiliates or associates of Petramerica will not be considered, however, securities owned or controlled by the affiliates and associates of Petramerica may be sold in the business combination transaction without affording all existing shareholders a similar opportunity. A buy-out of Mr. Mathis' shares could occur from an offer by existing shareholders, or by an offer from a merger or acquisition candidate. In addition, Mr. Mathis is not aware of any circumstances which would precipitate a change in his intention not to negotiate for the buy-out of his stock. Public shareholders will not be entitled to receive any portion of the buy-out premium and will not have an opportunity to approve such related party transaction.

        Rights of Dissenting Shareholders.    A shareholder of Petramerica shall have the right to dissent to any statutory plan of merger or consolidation to which Petramerica is a party under Colorado state law.

A dissenting shareholder shall have the right to have his or her shares purchased by Petramerica at the fair market value thereof as of the day prior to the date which the vote was taken approving the proposed corporation action. Such action by a dissenting shareholder could result in a cancellation of any proposed merger or acquisition. Colorado state law governs the rights of shareholders to dissent. No other state's laws regarding Petramerica's shareholders rights to dissent are applicable.

        Dependence on Outside Advisors.    In order to supplement the business experience of management, Petramerica may employ accountants, technical experts, appraisers, attorneys or other consultants or advisors. The selection of any such advisors will be made by management and without any control from shareholders. Additionally, it is anticipated that such persons may be engaged by Petramerica on an independent basis without a continuing fiduciary or other obligation to Petramerica.

        No Dividends Anticipated.    At the present time Petramerica does not anticipate paying dividends, cash or otherwise, on its Common stock in the foreseeable future. Future dividends will depend on earnings, if any, of Petramerica, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in Petramerica's common stock should refrain from the purchase of Petramerica's securities.

        No Business Opportunities.    Petramerica was recently formed for the purpose of acquiring interests in one or more business opportunities believed by management to hold potential for profit. Petramerica has not yet obtained, however, any interest in any product, property or business and may not be able to acquire any such interest upon terms favorable to Petramerica.

        Scarcity of and Competition for Merger or Acquisition Prospects.    Petramerica is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of small private entities. A large number of established and well financed entities, including venture capital firms, are active in mergers and acquisitions of private companies which may be desirable target candidates for Petramerica. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Petramerica, and consequently, Petramerica will be at a competitive disadvantage in identifying possible merger or acquisition candidates with numerous other small public companies.

        No Agreement for Business Combination or Other Transaction.    Petramerica has no arrangement, agreement or understanding with respect to engaging in a merger with, or acquisition of, any entity private or public. There can be no assurance Petramerica will be successful in identifying and evaluating suitable merger or acquisition candidates or in concluding a merger or acquisition transaction. Management has not identified any specific business within an industry for evaluation by Petramerica. There is no assurance Petramerica will be able to negotiate a merger or acquisition on favorable terms.

        No Agreement to Vote Shares.    Present officers, directors and principal stockholders have not agreed to vote their respective shares of common stock in accordance with the vote of the majority of all non-affiliated future stockholders of Petramerica with respect to any business combination.

        Lack of Market Research or Marketing Organization.    Petramerica has neither conducted nor has Petramerica engaged other entities to conduct market research such that management has assurance market demand exists for the transactions contemplated by Petramerica. Moreover, Petramerica does not have and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition of the type contemplated by Petramerica, there is no assurance Petramerica will be successful in completing any such transaction.

        Impracticability of Exhaustive Investigation.    Petramerica's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before Petramerica commits its capital or other resources thereto. Therefore, management decisions will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if Petramerica had more funds available to it, would be desirable. Petramerica will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking Petramerica's participation. There are numerous individuals, publicly held companies, and privately held companies seeking merger and acquisition prospects. There is significant competition among such groups for attractive merger and acquisition prospects. However, the number of suitable and attractive prospects is limited and Petramerica may find a scarcity of suitable companies with audited financial statements seeking merger partners of the type and size of Petramerica.

        Possible Lack of Diversification.    Petramerica may be unable to diversify its business activities, which creates the possibility of a total loss to Petramerica and its shareholders should an acquisition by Petramerica prove to be unprofitable. Petramerica's failure or inability to diversify its activities into a number of areas may subject Petramerica to economic fluctuations within a particular business or industry and, therefore, increase the risks associated with Petramerica's operations.

        Petramerica May Pay a Finder's Fee.    In connection with a merger or acquisition, Petramerica may issue "restricted" shares of Petramerica's common stock to finders. A finder's fee will not be paid, however, to any officer, director, shareholder or other affiliated party. At the present time, there are no plans to pay any finder's fees.

        Issuance of Additional Shares.    17,912,090 shares of common stock or 90% of the 20,000,000 authorized shares of common stock of Petramerica remain unissued. The Board of Directors has the power to issue such shares subject to shareholder approval and may do so in an exchange offer or a stock for stock exchange agreement. Petramerica may also issue additional shares of common stock pursuant to a plan and agreement of merger with a private corporation. Although Petramerica presently has no commitments, contracts or intentions to issue any additional shares to other persons, Petramerica may in the future attempt to issue shares to acquire products, properties or businesses, or for other corporate purposes.

        Creation of Subsidiary Entities.    Petramerica will not engage in the creation of subsidiary entities with a view to distributing their securities to the shareholders of Petramerica.

        Regulation.    Although Petramerica will be subject to regulation under the Securities Act and the Exchange Act, management believes Petramerica will not be subject to regulation under the Investment Company Act insofar as Petramerica will not be engaged in the business of investing or trading in securities. In the event Petramerica engages in business combinations which result in Petramerica holding passive investment interests in a number of entities, Petramerica could be subject to regulation under the Investment Company Act. In such event, Petramerica will be required to register as an investment company and could be expected to incur significant registration and compliance costs. Petramerica has obtained no formal determination from the SEC as to the status of Petramerica under the Investment Company Act, and consequently, any violation of such Act will subject Petramerica to material adverse consequences.

        Probable Change in Control and Management.    Mergers or acquisitions involving the issuance of Petramerica's common stock will in all likelihood result in shareholders of a target company obtaining a controlling interest in Petramerica. Any such merger or acquisition candidate may require management of Petramerica to sell or transfer all or a portion of Petramerica's common stock held by them, although management would make no such requirement as a condition precedent of an acquisition. See "Item 1—Business." The resulting change in control of Petramerica could result in removal of any present officers and directors of Petramerica and a corresponding reduction in their participation in the future affairs of Petramerica. While management has no present intention to dispose of its ownership interest in Petramerica, it is impossible to predict the extent to which management will participate in the future affairs of Petramerica following the completion of a merger or acquisition.

        Competition.    Petramerica will have numerous competitors and potential competitors, many of whom will have considerably greater financial and personal resources than Petramerica. There is no assurance that Petramerica will be successful in obtaining suitable investments. Petramerica will be competing with numerous other entities, most all of which are larger, well established companies with greater assets and financial reserves than Petramerica will possess.

        Lack of Public Market for Securities.    Although Petramerica's common stock is listed for trading on the Pink Sheets, at present, no market exists for its securities and there is no assurance that a regular trading market will develop and if developed, that it will be sustained. A purchaser of stock may, therefore, be unable to resell the securities offered herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept Petramerica's securities as pledged collateral for loans unless a regular trading market develops.

        Change of Control.    As part of the acquisition of a business opportunity, Petramerica's directors, Earnest Mathis, Jr., James A. Eller and D. Rick Hayes, may resign after appointing their successors, without shareholder approval. The acquisition of an opportunity may also involve the issuance of a majority of Petramerica's stock to promoters of the opportunity. In such event, purchasers of shares offered hereunder would be unable to elect or remove directors against the wishes of such promoters.

        Control by Majority Stockholders.    Each of Mathis Family Partners, Ltd., an entity controlled by Earnest Mathis, Jr., and CRG Partners, LLC, an entity in which D. Rick Hayes is a member, beneficially owns approximately 47.8% of the outstanding common stock of Petramerica. As a result, Messrs. Mathis and Hayes, each a Director of Petramerica, will have significant influence on all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such ownership may have the effect of delaying or preventing a change in control of Petramerica. See "Item 4—Security Ownership of Certain Beneficial Owners and Management."

        No Cumulative Voting and Preemptive Rights and Control.    There are no preemptive rights in connection with Petramerica's common stock. Cumulative voting in the election of Directors is not allowed. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of Petramerica's Board of Directors.

        No Assurance of Electronic Bulletin Board Listing.    Petramerica intends to apply for listing on the Electronic Bulletin Board maintained by the NASD, although there can be no assurance that its listing application will be approved. If Petramerica is unsuccessful in such listing, the trading level and/or price of Petramerica's securities will be materially adversely affected.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of Petramerica's financial condition and results of operations should be read in conjunction with Petramerica's financial statements, the notes related thereto and the other financial data included elsewhere in this Registration Statement.

Results of Operations

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

        No operating revenues were generated during the nine months ended September 30, 2004 or 2003. Operating expenses increased by $1,817 to $8,442 for the nine months ended September 30, 2004, compared to $6,625 for the nine months ended September 30, 2003. The increase in operating expenses resulted from additional professional fees paid in 2004 as compared to 2003 as Petramerica was in the process of completing its NASD listing requirements. Petramerica's net loss increased to $8,442 for the nine months ended September 30, 2004, compared to $6,625 for the nine months ended September 30, 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002.

        No operating revenues were generated during the year ended December 31, 2003 or 2002. Operating expenses increased by $557 to $7,266 for the year ended December 31, 2003 compared to $6,709 for the year ended December 31, 2002. The increase in operating expenses resulted from additional professional fees paid in 2003 as compared to 2002. Petramerica's net loss increased to $7,266 for the year ended December 31, 2003 compared to $6,709 for the year ended December 31, 2002.

Liquidity and Capital Resources

        As of September 30, 2004, the Company had working capital of $3,262.

        Petramerica does not have sufficient funds to continue its operating activities. Future operating activities are expected to be funded by loans from major stockholders.

ITEM 3. DESCRIPTION OF PROPERTY.

        Petramerica is provided rent-free office space by an officer and director of Petramerica at 2560 W. Main Street, Suite 200, Littleton, CO 80120. Petramerica is not responsible for reimbursement of out-of-pocket office expenses such as telephone, postage or supplies.

        Petramerica owns no property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth the common stock ownership of (i) each person known by Petramerica to be the beneficial owner of five percent or more of Petramerica's common stock, (ii) each director individually and (iii) all officers and directors of Petramerica as a group as of September 30, 2004. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial. The address of each owner is in care of Petramerica at 2560 W. Main Street, Suite 200, Littleton, CO 80120.

Name	Number of shares	Percent of class
Earnest Mathis, Jr.(1)	997,980	47.8%
D. Rick Hayes(2)	997,980	47.8%
All officers and directors as a group (3 persons)	1,995,960	95.6%

(1)
Represents 997,980 shares held in the name of Mathis Family Partners, Ltd., a Colorado limited partnership of which Mr. Mathis is the general partner.

(2)
Represents 997,980 shares held in the name of CRG Partners, LLC, a Colorado limited liability company of which Mr. Hayes is a member.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        The name, age and positions of Petramerica's executive officers and directors are as follows:

Name	Age	Position	Officer/Director Since
Earnest Mathis, Jr.	44	Chief Executive Officer, Chief Financial Officer and Director	2002
James A. Eller	55	Secretary and Director	2002
D. Rick Hayes	49	Director	2002

        Directors serve in such capacity until the next annual meeting of Petramerica's shareholders and until their successors have been elected and qualified. Petramerica's officers serve at the discretion of Petramerica's Board of Directors, until their death, or until they resign or have been removed from office. Petramerica does not have an audit, nominating or compensation committee, nor has it adopted a Code of Ethics or an Audit Committee charter.

        There are no agreements or understandings for any director or officer to resign at the request of another person and none of the directors or officers is acting on behalf of or will act at the direction of any other person. No other person's activities are material to the operation of Petramerica.

Earnest Mathis, Jr.—Chief Executive Officer, Chief Financial Officer and Director

        From April 2002 to the present, Mr. Mathis has been Petramerica's Chief Executive Officer, Chief Financial Officer and a member of the Board of Directors. From February 2001 to December 2002, Mr. Mathis was the President, Chief Financial Officer and a member of the Board of Directors of Care Concepts, Inc., a publicly-held shell corporation. From January 1999 to January 2002, Mr. Mathis was Chief Executive Officer and Chief Financial Officer of Milestone Capital, Inc. and served as the company's sole Director. Milestone was a publicly-held shell corporation. In January 2002, Milestone acquired Elite Agents, Inc. in a stock for stock transaction and Mr. Mathis resigned as an officer and director at that time. From January 1987 to the present, Mr. Mathis has been President and a member of the Board of Directors of Inverness Investments, a privately-held financial consulting company in Denver, Colorado. From February 1998 to the present, Mr. Mathis has served as Manager of Amerigolf, LLC, a golf course development company. From January 1997 to the present, Mr. Mathis has served as President of Integrated Medical Services, Inc. (IMS). IMS transports and processes medical waste from small and large generators of medical waste. In March 1999, IMS sold 100% of its assets to publicly held Stericycle, Inc. In March 2002, Mr. Mathis became one of the founding members and managers of Waveland Ventures, LLC, a capital management company with emphasis in managing economic redevelopment and stimulation programs for governmental entities. He also is a managing director of Waveland Colorado Ventures, LLC, a Certified Capital Company. Mr. Mathis attended Denver University where he studied finance and since 1992, has been a member of the Denver Society of Securities Analysts.

James A. Eller—Secretary and Director

        Mr. Eller has been involved in the real estate and financial services industry since 1972 when he began his career at Loup-Miller Realty, Inc. During his 14-year tenure at Loup-Miller, Mr. Eller was responsible for the day-to-day operations of the real estate, development and leasing activities of the company. He has extensive experience in the restructuring of real estate and non-performing loans, having acted as Senior Vice President at United Savings Bank of Wyoming, and President of Uniwest Mortgage Company and Alden Capital Markets. Since May, 1994, Mr. Eller has been a Vice President with Inverness Investments, a privately-held financial consulting company in Denver, Colorado, where he has been responsible for performing administrative and portfolio oversight, corporate compliance and generating and reviewing new business transactions. Mr. Eller was responsible for the construction oversight and financial disbursements for the Deer Creek at Meadow Ranch golf course located in Southwest Denver. Mr. Eller was one of the owners and founders of The Golf Club at Redland Mesa. Redlands Mesa, located in Grand Junction Colorado, was awarded the best new affordable golf course in the United States for the year 2001 by Golf Digest magazine. As managing partner, Mr. Eller was responsible for the day to day operations of the golf club as well as long range planning and budgeting. Since August 2004, Mr. Eller has served as the sole officer and director of Fun City Popcorn, Inc., a public shell corporation. Since October 2004, Mr. Eller has served as the sole officer and director of XEDAR Corporation, a public shell corporation.

D. Rick Hayes—Director

        From January 2000 to the present, Mr. Hayes has served as the President and Chief Executive Officer of Waveland Ventures, LLC. Waveland is a privately-held venture capital company formed for the purpose of sponsoring and capitalizing distinct private equity ventures which utilize state and federal tax credit and other economic incentives to create low-cost investment capital. From June 1998 to December 1999, Mr. Hayes was a Senior Vice President for B.C. Ziegler and Company, where he directed the for-profit senior living group, a five person team responsible for marketing the firm's investment banking, consulting, advisory and structured financing services to a variety of financial and corporate (with a focus on senior living, and to a lesser extent, healthcare) organizations throughout the United States. Mr. Hayes graduated from Michigan State University, cum laude, with a Bachelor of Arts degree in Economics.

ITEM 6. EXECUTIVE COMPENSATION.

        None of Petramerica's executive officers or directors received compensation in excess of $100,000 for the years ended December 31, 2001, 2002 or 2003, nor did any receive stock options, stock grants or any other form of non-cash remuneration, and none currently receives any compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Not applicable.

ITEM 8. DESCRIPTION OF SECURITIES.

        Petramerica is authorized to issue 20,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value. As of September 30, 2004, 2,087,910 shares of common stock and no shares of preferred stock were outstanding.

  (a)
  Common Stock.

        All shares of common stock have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the common stock could, if they chose to do so, elect all of the directors of Petramerica. Upon liquidation, dissolution or winding up of Petramerica, the assets of Petramerica, after the payment of liabilities, will be distributed pro rata to the holders of the common stock. The holders of the common stock do not have preemptive rights to subscribe for any securities of Petramerica and have no right to require Petramerica to redeem or purchase their shares. The shares of common stock currently outstanding are validly issued, fully paid and non-assessable.

  (b)
  Preferred Stock.

        The Board of Directors of Petramerica has the authority to designate one or more series of preferred stock with such voting powers, if any, and with such rights, preferences and privileges as the

Board of Directors shall determine. No series of preferred stock has been designated by Petramerica's Board of Directors.

  (c)
  Dividends.

        Holders of the common stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of Petramerica, out of funds legally available therefor. No dividend has been paid on Petramerica's common stock since inception, and none is contemplated in the foreseeable future.

  (d)
  Transfer Agent.

        Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, CO 80401 is Petramerica's transfer agent.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON PETRAMERICA'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.

  (a)
  Market Information.

        Petramerica's common stock is listed for trading on the Pink Sheets but has not traded for at least two years from the date hereof.

  (b)
  Holders.

        As of September 30, 2004, a total of 2,087,910 shares of Petramerica's common stock were outstanding and there were 109 holders of record of Petramerica's common stock.

  (c)
  Dividends.

        Petramerica has not paid any dividends since it is inception. Petramerica currently intends to retain any earnings for use in its business, and therefore does not anticipate paying dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

        Petramerica is not a party to any litigation and, to its knowledge, no action, suit or proceedings against it has been threatened against Petramerica.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        There have been no disagreements on accounting and financial disclosures nor any change in accountants during the past two years.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

        None.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Title 7 of the Colorado Revised Statutes, as amended, and Petramerica's Articles of Incorporation and Bylaws provide for indemnification of Petramerica's directors, officers and controlling persons under certain circumstances. A summary of the circumstances in which such indemnification is provided for is set forth below, but this discussion is qualified in its entirety by reference to the Colorado Revised Statutes, Petramerica's Articles of Incorporation and Bylaws.

        In general any director, officer, employee and agent of Petramerica may be indemnified against reasonable expenses, fines, settlements or judgments in connection with a legal proceeding to which such person is a party if: (a) the person conducted himself in good faith, (b) the person reasonably believed: (i) in the case of conduct in an official capacity with Petramerica, that his conduct was in Petramerica's best interests; and (ii) in all other cases, that his conduct was at least not opposed to Petramerica's best interests; and (c) in the case of a criminal proceeding, the person had no reasonable cause to believe that his conduct was unlawful. In addition, Petramerica shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with Petramerica and to which such party was entitled to indemnification in accordance with the preceding sentence.

        No indemnification shall be made with respect to any claim, issue or matter in connection with a proceeding by or in the right of Petramerica in which the director, officer or agent was adjudged liable to Petramerica or in connection with any proceeding charging that such person derived an improper personal benefit, whether or not involving action in an official capacity, in which such person was adjudged liable on the basis that he derived a personal benefit. The circumstances under which indemnification is granted in connection with an action brought by or in the right of Petramerica is limited to reasonable expenses actually incurred in connection with the proceeding.

        Indemnification may also be granted pursuant to the terms of agreements which may be entered into in the future or pursuant to a vote of the stockholders or directors. The Colorado Revised Statutes and Petramerica's Bylaws also grant Petramerica the power to purchase and maintain insurance which protects Petramerica's officers and directors against any liabilities incurred in connection with their services in such capacities.

PART F/S

PETRAMERICA OIL, INC.
(a Development Stage Company)

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2003 and 2002
and
September 30, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Petramerica Oil, Inc.
Littleton, Colorado

We have audited the accompanying balance sheets of Petramerica Oil, Inc. (a Development Stage Company) as of December 31, 2003 and 2002, and the related statements of operations, change in stockholders' equity and cash flows for the years then ended. We have also audited the accompanying balance sheet of Petramerica Oil, Inc. (a Development Stage Company) as of September 30, 2004, and the related statements of operations, stockholders' equity and cash flows for the nine months ended September 30, 2004 and 2003 and the cumulative period from September 22, 1986 (date of inception) to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petramerica Oil, Inc. (a Development Stage Company) as of December 31, 2003 and 2002 and September 30, 2004 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the nine months ended September 30, 2004 and 2003 and the cumulative period from September 22, 1986 (date of inception) to September 30, 2004 in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced circumstances which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ehrhardt Keefe Steiner & Hottman PC

October 29, 2004
Denver, Colorado

See notes to financial statements.

PETRAMERICA OIL, INC.
(a Development Stage Company)

Balance Sheets

		December 31,
	September 30, 2004
		2003	2002
Assets
Current assets
Cash	$4,966	$11,704	$21,526

Total current assets	4,966	11,704	21,526

Total assets	$4,966	$11,704	$21,526

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable—trade	$1,704	$—	$2,556

Total current liabilities	1,704	—	2,556

Stockholders' equity
Preferred stock, no par value, 2,000,000 shares authorized, none issued and outstanding	—	—	—
Common stock, no par value, 20,000,000 shares authorized, 2,087,910 shares issued and outstanding	104,396	104,396	104,396
Additional paid-in capital	115,974	115,974	115,974
Deficit accumulated during the development stage	(217,108)	(208,666)	(201,400)

Total stockholders' equity	3,262	11,704	18,970

Total liabilities and stockholders' equity	$4,966	$11,704	$21,526

See notes to financial statements.

PETRAMERICA OIL, INC.
(a Development Stage Company)

Statements of Operations

For the Years Ended December 31, 2003 and 2002,
the Period from September 22, 1986 (inception) through September 30, 2004, and the Nine Months Ended September 30, 2004 and 2003

	For the Nine Months Ended September 30,		For the Years Ended December 31,
					Period from September 22, 1986 (inception) through September 30, 2004
	2004	2003	2003	2002
Revenues	$—	$—	$—	$—	$—

Operating expenses
General and administrative expenses	8,442	6,625	7,266	6,709	217,108

Total operating expenses	8,442	6,625	7,266	6,709	217,108

Net loss	$(8,442)	$(6,625)	$(7,266)	$(6,709)	$(217,108)

See notes to financial statements.

PETRAMERICA OIL, INC.
(a Development Stage Company)

Statement of Changes in Stockholders' Equity

for the Period from September 22, 1986 (inception)
through September 30, 2004

	Common Stock			Deficit Accumulated During the Development Stage
			Additional Paid-In Capital		Total Stockholders' Equity (Deficit)
	Shares	Amount
Balance—September 22, 1986	—	$—	$—	$—	$—
Issuance of common stock in 1986	64,000	3,200	162,781	—	165,981
Issuance of common stock in 1989, net of offering costs of $66,054	21,910	1,096	21,193	—	22,289
Issuance of common stock in 1996	2,002,000	100,100	(98,000)	—	2,100
Net loss for the periods	—	—	—	(194,691)	(194,691)

Balance—December 31, 2001	2,087,910	104,396	85,974	(194,691)	(4,321)
Capital contribution	—	—	30,000	—	30,000
Net loss	—	—	—	(6,709)	(6,709)

Balance—December 31, 2002	2,087,910	104,396	115,974	(201,400)	18,970
Net loss	—	—	—	(7,266)	(7,266)

Balance—December 31, 2003	2,087,910	104,396	115,974	(208,666)	11,704
Net loss	—	—	—	(8,442)	(8,442)

Balance—September 30, 2004	2,087,910	$104,396	$115,974	$(217,108)	$3,262

See notes to financial statements.

PETRAMERICA OIL, INC.
(a Development Stage Company)

Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002,
the Period from September 22, 1986 (inception) through September 30, 2004, and the Nine Months Ended September 30, 2004 and 2003

	For the Nine Months Ended September 30,		For the Years Ended December 31,
					Period from September 22, 1986 (inception) through September 30, 2004
	2004	2003	2003	2002
Cash flows from operating activities
Net loss	$(8,442)	$(6,625)	$(7,266)	$(6,709)	$(217,108)
Adjustments to reconcile net loss to net cash used in operating activities
Changes in assets and liabilities
Accounts payable—trade	1,704	292	(2,556)	(1,765)	1,704

Net cash used in operating activities	(6,738)	(6,333)	(9,822)	(8,474)	(215,404)

Cash flows from financing activities
Proceeds from issuance of common stock	—	—	—	—	190,370
Cash received from stockholders	—	—	—	30,000	30,000

Net cash provided by financing activities	—	—	—	30,000	220,370

Net increase (decrease) increase in cash	(6,738)	(6,333)	(9,822)	21,526	4,966
Cash—beginning of period	11,704	21,526	21,526	—	—

Cash—end of period	$4,966	$15,193	$11,704	$21,526	$4,966

See notes to financial statements.

PETRAMERICA OIL, INC.
(a Development Stage Company)

Notes to Financial Statements

Note 1—Description of Business and Summary of Significant Accounting Policies

        Petramerica Oil, Inc. (the Company) was incorporated in the State of Colorado on September 22, 1986. The Company was formed to pursue oil and gas activities in the Rocky Mountain region, but has been primarily involved in raising capital and has not conducted any significant operations since inception. The Company intends to evaluate, structure and complete a merger with, or acquisition of, prospects consisting of private companies, partnerships or sole proprietorships. The Company may seek to acquire a controlling interest in such entities in contemplation of later completing an acquisition.

        The Company is a start-up company that has not had any significant revenue since inception. The Company realized a net loss of approximately $217,000 during the period from inception through September 30, 2004, and there is no assurance that the Company will generate revenue or earn profit in the future.

        The Company has been economically dependent on its officers and directors to fund operations. In order to meet its liquidity needs during the next fiscal year, the Company will receive additional financing from its officers, directors and stockholders.

Cash

        The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Going Concern

        The Company has been economically dependent on its officers and directors to fund operations. In order to meet its liquidity needs during the next fiscal year, the Company will receive additional financing from its officers, directors and stockholders.

Note 3—Stockholders' Equity

        During the period from September 22, 1986 (inception) through March 15, 1989, the Company issued an aggregate of 85,910,000 (pre-split) shares of the Company's common stock to investors for proceeds of $188,270, net of offering costs.

        In January 1993, the stockholders of the Company approved a decrease in the number of authorized shares of common stock from 300,000,000 shares to 20,000,000 and approved a change in par value of the Company's common stock from $.00001 per share to $.05 per share. The stockholders also authorized the issuance of 2,000,000 shares of preferred stock with a $.10 par value. The stockholders also approved a 1,000-for-1 reverse stock split of existing outstanding common shares, resulting in 85,910 shares of the Company's common stock issued and outstanding after the split.

        In October 1996, the Company issued an aggregate of 2,002,000 shares of the Company's common stock for proceeds of $2,100.

        On March 25, 2002, a director of the Company entered into a Stock Purchase Agreement (the Agreement) to sell 2,002,460 shares of the Company's common stock to new investors for consideration of $30,000, representing approximately 95.9% of the Company's outstanding common shares. In connection with the Agreement, the two existing directors of the Company resigned, and three new directors were appointed.

        During 2002, the Company received an additional $30,000 of capital from existing stockholders. No shares were issued by the Company in connection with this funding, and the transactions have been recorded as a $30,000 increase to paid-in capital.

        During 2002, the Company amended their articles of incorporation to change the par value of the common stock from $.05 to no par value and the par value of the preferred stock from $.10 to no par value. The accompanying financial statements reflect this change for all periods presented.

PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS

Exhibit No.	Description
3.1	Articles of Incorporation, as amended, of the Registrant.
3.2	Bylaws of the Registrant.
4.1	Specimen Stock Certificate of the Registrant.
23.1	Consent of Ehrhardt Keefe Steiner & Hottman, PC.

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRAMERICA OIL, INC.
By:	/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr., Chief Executive Officer
Date: November 24, 2004

        Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr.	Chief Executive Officer, Chief Financial Officer (Principal Accounting Officer) and Director	November 24, 2004
/s/ JAMES A. ELLER James A. Eller	Secretary and Director	November 24, 2004
/s/ D. RICK HAYES D. Rick Hayes	Director	November 24, 2004

QuickLinks

PART I
  ITEM 1. DESCRIPTION OF BUSINESS.
RISK FACTORS
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  ITEM 3. DESCRIPTION OF PROPERTY.
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
  ITEM 6. EXECUTIVE COMPENSATION.
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
  ITEM 8. DESCRIPTION OF SECURITIES.
PART II
  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON PETRAMERICA'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS.
  ITEM 2. LEGAL PROCEEDINGS.
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
PART F/S
PETRAMERICA OIL, INC. (a Development Stage Company) Financial Statements and Report of Independent Registered Public Accounting Firm December 31, 2003 and 2002 and September 30, 2004 and 2003
Table of Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PETRAMERICA OIL, INC. (a Development Stage Company) Balance Sheets
PETRAMERICA OIL, INC. (a Development Stage Company) Statements of Operations For the Years Ended December 31, 2003 and 2002, the Period from September 22, 1986 (inception) through September 30, 2004, and the Nine Months Ended September 30, 2004 and 2003
PETRAMERICA OIL, INC. (a Development Stage Company) Statement of Changes in Stockholders' Equity for the Period from September 22, 1986 (inception) through September 30, 2004
PETRAMERICA OIL, INC. (a Development Stage Company) Statements of Cash Flows For the Years Ended December 31, 2003 and 2002, the Period from September 22, 1986 (inception) through September 30, 2004, and the Nine Months Ended September 30, 2004 and 2003
PETRAMERICA OIL, INC. (a Development Stage Company) Notes to Financial Statements
PART III
  ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
SIGNATURES